Mail Stop 3561

June 18, 2009

Via U.S. Mail and Facsimile

Tian Ling
Chief Executive Officer
Xinyinhai Technology, Ltd.
No.16 Dalian Road, Haping Road
Centralized Industrial Park, Harbin Development Zone, China 150060

> RE: Xinyinhai Technology, Ltd.
>   Form 10-K for the fiscal year ended December 31, 2008
>
> **File No. 000-51012**

Dear Ms. Tian Ling:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Financial Statements

Consolidated Balance Sheets, page 18
Consolidated Statements of Income and Comprehensive Income, page 19

1. We note the following from page 18 and 19:

    - Trade receivables increased by approximately $1,572,177 or 118% in 2008 compared to 2007;
    - Total revenue increased by approximately $1,505,884 or 12% in 2008 compared to 2007; and
    - The allowance for doubtful accounts decreased in 2008 compared to 2007

    As the 2008 trade receivables balance has significantly increased in comparison to 2007 and considering that this increase is significantly disproportionate to the year-over-year increase in 2008 total revenues, please revise MD&A in future filings to quantify each factor attributable to the year-over-year increase in the 2008 trade receivables balance. Along with quantifying each material factor, please disclose the nature of, or reason for each factor. As part of your response, please provide us with your proposed disclosure.

    Also, please explain to us your basis for decreasing your allowance for doubtful account balance, in light of the 2008 trade receivables balance increasing year-over-year and the increase being significantly disproportionate to the year-over-year increase in total revenue for 2008. We may have further comment upon receipt of your response.

Note 3. Summary of Significant Accounting Policies, page 23

Concentration of Credit Risk, page 23

2. Please consider revising your disclosures in future filings to include disclosures related to concentration of customer accounts receivables (e.g. balances from individual customer representing 10% or greater of the total at the balance sheet date) which may expose the company to risk of loss greater than it would have had it mitigated its risk through diversification. Refer to paragraphs 20-22 of SOP 94-6.

Revenue Recognition, page 25

3. We note from your disclosures on pages 4 and 7 of the filing that Harbin Golden Sea earns approximately 32% of its revenue from its position as a distributor of plasma arc cutting machinery and that Harbin Golden Sea purchases and resells

the machinery at prices determined by Harbin Golden Sea. We also note that it appears the revenues generated from your position as a reseller of Hypertherm's plasma arc systems are presented on a gross basis within your financial statements. In this regard, please clarify for us and disclose in the notes to your consolidated financial statements in future filings your policy for reporting revenues from sales of Hypertherm systems within your financial statements. Your response to us and revised disclosure should address the reasons why you believe your presentation is appropriate and how you applied the guidance outlined in EITF 99-19 in determining the appropriate accounting treatment.

Note 6. Earnings per share – basic and diluted, page 30

4. We note from your disclosure that the Company has issued 200,000 warrants as of December 31, 2008 and Nil in 2007. This statement is inconsistent with the activity reflected in the consolidated statement of stockholders' equity as of December 31, 2007, where you reflect $141,000 for "warrants issued to a consultant." In this regard, please revise your disclosure on page 30 accordingly to reflect all outstanding warrants as of each year presented, including the effects of the abovementioned warrants, which where issued in 2007 on your earnings per share for 2008 and 2007. Also, as it relates to the warrants issued to a consultant in 2007, please provide us with and revise your notes to your financial statements to disclose the following:

- The terms of the warrants ;
- The nature of the arrangement made with the consultants that lead to the issuance of these warrants;
- The number of warrants issued;
- The method(s) and assumptions used in estimating the value of the warrants; and
- The effect of compensation cost arising from the issuance of these warrants on the income statement

See paragraph 64 and 65 of SFAS No. 123(R) for guidance.

Note 10. Prepaid expenses, page 32

5. We note from your disclosure that the Company and certain consultants agreed to cancel the consulting agreements whereby the consultants returned in April 2008 an aggregate of 2,000,000 shares of the Company's common stock previously granted to them by the Company. Also, we note that you recognized a gain of $376,250 as a result of this transaction. In this regard, please provide us with each component used in calculating this recognized gain of $376, 250 and your basis, supported with the appropriate accounting literature, in concluding that a $376, 250 gain should be appropriately recognized in your financial statements. It appears from the information disclosed on page 20 and 32 that this cancelation of

2,000,000 shares of common stock previously issued by the Company to consultants should be accounted for as outlined in paragraphs 55 and 57 of SFAS No. 123(R), with no gain recognition, rather than how it is currently recorded in your financial statements. Please revise or advise accordingly.

Note 9. Other receivable, deposits and prepayments, page 31
Note 11. Property, plant, and equipment, net and land-use-right, page 33

6. We note from your disclosure on page 33 that you received (1) total consideration of RMB 26,250,000(equivalent to $3,812,768) for the office building sold in 2008 and (2) total consideration of $893 for property, plant, and equipment disposed in 2008. The sum of (1) and (2) above is approximately $3,813,661, which is what you reflect as proceeds from disposal of property , plant and equipment in your statement of cash flows for 2008. Also, it appears from your disclosure on page 31, that a receivable for the disposal of the aforementioned building in the amount of $3,007,350 is outstanding as of December 31, 2008.   Based on the above information, it appears that you have reflected the non-cash activity in the amount of $3,007,350 related to the receivable for the sale of your building in 2008 as a cash activity under "cash flows from investing activities" in your statement of cash flows for the year ended December 31, 2008, rather than presenting it as a non-cash activity in accordance with paragraph 32 of SFAS No. 95. Please revise or advise, accordingly

7. Also, please provide us with and revise future filings to disclose the significant terms of the sale of the office building, including the collection terms associated with the amounts due to the Company under the arrangement. Tells us why you believe the $3,007,350 receivable for the disposal of the building is collectable at December 31, 2008 and whether any amounts has been reserved for. Please provide us with and revise future filings to disclose the methods and assumptions used by you in establishing an allowance for uncollectable amounts. If no such allowance for uncollectable amounts has been established, please fully explain to us and disclose in future filings your basis that supports such a conclusion.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Jean Yu at (202) 551-3305 if you have questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Ms. Du Song, Chief Financial Officer
            011+86-451-86510388